UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

40 Churchway

London NW1 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K and the exhibits attached hereto, other than Exhibit 99.1, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File No. 333-267724) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Completion of Exchange Offer and Related Transactions

On December 6, 2023, the Company exchanged $630 million aggregate principal amount of its 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) for a pro rata portion of (1) $200 million aggregate principal amount of 4.00%/2.00% cash/payment-in-kind toggle senior secured notes due 2027 (the “New Notes”) and (2) 4,499,721 Class A ordinary shares of the Company (the “New Shares”), which represents approximately 92% of the 4,891,002 Class A ordinary shares estimated to be outstanding as of December 6, 2023 (the “Exchange Offer”), after giving effect to the Reverse Stock Split (as defined herein) and subject to change due to related rounding.

The Exchange Offer was a part of a series of transactions which have also been consummated (the “Transactions”), including the consolidation of every 100 shares with a par value of $0.002 each in the Company’s issued and unissued share capital into one share with a par value of $0.20 (the “Reverse Stock Split”), an increase to the Company’s authorized share capital (the “Share Increase”) and the issuance of three tranches of warrants to purchase the Company’s Class A ordinary shares (the “New Warrants”). In connection with the Transactions, the Board of Cazoo was reduced to five members, comprised of one existing legacy director and four new directors.

Issuance of the New Notes

On December 6, 2023, the Company issued $200 million in aggregate principal amount of the New Notes pursuant to an Indenture, dated December 6, 2023 (the “Indenture”), among the Company, the guarantors named therein (the “Guarantors”), U.S. Bank Trust Company, National Association, as trustee, paying agent, transfer agent and notes registrar and GLAS Trust Corporation Limited as security agent.

Interest and Maturity

The New Notes bear interest at a rate of 6.00% per annum, with a minimum of 4.00% per annum payable in cash and, at the option of the Company, up to 2.00% per annum payable in kind. Interest will be payable semi-annually on May 15 and November 15 of each year starting on May 15, 2024. Interest on the New Notes began to accrue from December 6, 2023. The New Notes will mature on February 16, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms of the New Notes.

Optional Redemption

Until November 15, 2025, the Company will be entitled at its option on one or more occasions to redeem all or a portion of the New Notes at a redemption price equal to 100% of the principal amount of the New Notes redeemed, plus accrued and unpaid interest (including capitalized interest, if any) to, but not including, the date of redemption, and additional amounts, if any, plus a make-whole premium.

From November 15, 2025 until November 15, 2026, the Company will be entitled at its option on one or more occasions to redeem all or a portion of the New Notes at a redemption price equal to 104% of the principal amount of the New Notes redeemed, plus accrued and unpaid interest (including capitalized interest, if any) to, but not including, the date of redemption and additional amounts, if any.

From November 15, 2026 and thereafter, the Company will be entitled at its option on one or more occasions to redeem all or a portion of the New Notes at a redemption price equal to 102% of the principal amount of the New Notes redeemed, plus accrued and unpaid interest (including capitalized interest, if any) to, but not including, the date of redemption, and additional amounts, if any.

The Company will also be required to pay the applicable redemption premiums following any acceleration caused by certain insolvency or bankruptcy events.

Guarantees, Security and Ranking

The New Notes are guaranteed (the “New Notes Guarantees”) by all of the Company’s existing subsidiaries organized in the United Kingdom and, thereafter, subject to a materiality threshold and guarantor coverage test, will be guaranteed by other subsidiaries of the Company, subject to the agreed security principles and certain customary exceptions and limitations.

The New Notes and the New Notes Guarantees are secured, subject to certain agreed security principles and customary limitations and exceptions, over (a) a first priority fixed charge over the Company’s bank accounts; (b) a first priority assignment of all intragroup receivables owed to the Company; (c) a first priority fixed charge over all of the shares in Cazoo Holdings Limited granted by the Company; (d) a first priority fixed charge over each Guarantors’ bank accounts kept in England and Ireland, including at least one bank account of Cazoo Holdings Limited that shall hold a minimum balance of £50,000,000 at all times and excluding the bank accounts of Cazoo Ltd which are subject to pre-existing third-party arrangements which are permitted by the Indenture and which prevent those assets from being charged or assigned; (e) a first priority fixed charge over the shares in each Guarantor; (f) a first priority assignment of all intragroup receivables owed to each Guarantor; and (g) a first priority floating charge over the assets of each Guarantor, including intellectual property but excluding (among other Excluded Assets as set out in the Indenture) vehicles and related assets which secure or are subject to a negative pledge under floor plan facilities and transporter vehicles that secure or are subject to a negative pledge under arrangements used to finance such transporter vehicles (together, the “New Notes Collateral”).

The New Notes and New Notes Guarantees constitute general senior obligations of the Company and the Guarantors and (1) rank equally in right of payment with any existing and future indebtedness of the Company or any Guarantor that is not subordinated in right of payment to the New Notes or such Guarantor’s New Notes Guarantee, as applicable; (2) will be secured by the New Notes Collateral on a first-ranking basis; (3) rank senior in right of payment to any existing and future indebtedness of the Company or any Guarantor that is expressly subordinated in right of payment to the New Notes; (4) rank senior to any existing and future unsecured indebtedness of the Company or any Guarantor to the extent of the value of the property and assets which secure the New Notes; (5) are effectively subordinated to any existing and future secured indebtedness of the Company and its subsidiaries or any Guarantor that is secured by property or assets that do not secure the New Notes or such Guarantor’s New Notes Guarantee, to the extent of the value of the property and assets securing such indebtedness; and (6) are structurally subordinated to any existing and future indebtedness of subsidiaries of the Company or any Guarantor, as applicable, that do not guarantee the New Notes.

The New Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and have been issued only to qualified institutional buyers, institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) and to persons outside the United States who are not “U.S. persons” as defined in Regulation S under the Securities Act.

A copy of the Indenture and the form of the New Senior Secured Note are attached hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference. The foregoing description of the Indenture and New Notes does not purport to be complete and is qualified in its entirety by reference to the full text of such exhibits.

Reverse Stock Split and Increase in Share Capital

After giving effect to the Reverse Stock Split and the Share Increase, the Company’s authorized share capital is US$22,105,000, divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 10,000,000 preference shares with a par value of US$0.20 each. The Reverse Stock Split and Share Increase became effective at 4:05 p.m. (ET) on December 5, 2023 and the Class A ordinary shares began trading on a split-adjusted basis when the New York Stock Exchange opened for trading on December 6, 2023.

Amendments to Articles of Association

On November 21, 2023, the Company held its Extraordinary General Meeting of Shareholders where the shareholders approved certain amendments to the Company’s amended and restated articles of association (the “Articles”).

A copy of the amended Articles is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

New Warrants

On December 6, 2023, the Company entered into three new warrant agreements (the “New Warrant Agreements”), each by and between the Company and Equiniti Trust Company, LLC, as warrant agent, with respect to the three tranches of New Warrants.

The contemplated Warrant Distribution will be made to holders of record of Cazoo’s Class A ordinary shares as of the close of business on December 7, 2023, after giving effect to the Reverse Stock Split and other than to holders who received Class A ordinary shares in the Exchange Offer.

The last day a shareholder can purchase the Class A ordinary shares, subject to the standard two-day settlement cycle, and be entitled to the Warrant Distribution was December 5, 2023. Shareholders that sell their Class A ordinary shares between December 6, 2023 and the close of business on December 7, 2023 subject to the standard two-day settlement cycle will be eligible to participate in the Warrant Distribution. The Class A ordinary shares began trading on an ex-dividend basis at the open of trading on December 6, 2023. Shareholders entitled to participate in the Warrant Distribution will receive approximately, in respect of each Class A ordinary share held as of the record date, (i) 1.0870 Tranche 1 Warrants, (ii) 1.1905 Tranche 2 Warrants and (iii) 1.3158 Tranche 3 Warrants. The payment date for the Warrant Distribution is expected to be on or around December 14, 2023.

Exercisability & Exercise Price

The New Warrants are comprised of three tranches each representing the right to acquire newly issued Class A ordinary shares.

New Tranche 1 Warrants

The New Tranche 1 Warrants will become exercisable only if the Company’s equity value reaches $525 million. The New Tranche 1 Warrants are exercisable into an aggregate of up to 425,305 Class A ordinary shares at an initial exercise price of $98.75 per Class A ordinary share.

At any time after December 6, 2023, if the Company’s equity value at any time exceeds $1.025 billion (and the New Tranche 2 Warrants become exercisable), then the terms of the New Tranche 1 Warrants would be modified as follows (the “Tranche 2 Event”):

●	the number of aggregate Class A ordinary shares issuable upon the exercise of the New Tranche 1 Warrants would be increased by 40,505 Class A ordinary shares (subject to adjustment pursuant to the applicable New Warrant Agreement), with such amount apportioned pro rata amongst the holders of unexercised New Tranche 1 Warrants at the time of adjustment; and

●	the exercise price of the New Tranche 1 Warrants would be adjusted to $90.17.

At any time after December 6, 2023, if the Company’s equity value at any time exceeds $1.5 billion (and the New Tranche 3 Warrants become exercisable), then the terms of the New Tranche 1 Warrants would be modified as follows (the “Tranche 3 Event”):

●	the number of aggregate Class A ordinary shares issuable upon the exercise of the New Tranche 1 Warrants would be increased by 49,033 Class A ordinary shares (subject to adjustment pursuant to the applicable New Warrant Agreement), with such amount apportioned pro rata amongst the holders of unexercised New Tranche 1 Warrants at the time of adjustment; and

●	the exercise price of the New Tranche 1 Warrants would be adjusted to $81.58.

For the avoidance of doubt, only those New Tranche 1 Warrants outstanding at the time of either the Tranche 2 Event or the Tranche 3 Event would be modified as set forth above and holders would only receive their pro rata increase based on the unexercised portion of any New Tranche 1 Warrants still held.

New Tranche 2 Warrants

The New Tranche 2 Warrants will become exercisable only if the Company’s equity value reaches $1.025 billion. The New Tranche 2 Warrants are exercisable into an aggregate of up to 465,810 Class A ordinary shares at an initial exercise price of $176.04 per Class A ordinary share.

At any time after December 6, 2023, in the event of the Tranche 3 Event, then the terms of the New Tranche 2 Warrants would be modified as follows:

●	the number of aggregate Class A ordinary shares issuable upon the exercise of the New Tranche 2 Warrants would be increased by 49,033 Class A ordinary shares (subject to adjustment pursuant to the applicable New Warrant Agreement), with such amount apportioned pro rata amongst the holders of unexercised New Tranche 2 Warrants at the time of adjustment; and

●	the exercise price of the New Tranche 2 Warrants would be adjusted to $159.27.

For the avoidance of doubt, only those New Tranche 2 Warrants outstanding at the time of the Tranche 3 Event would be modified as set forth above and holders would only receive their pro rata increase based on the unexercised portion of any New Tranche 2 Warrants still held.

New Tranche 3 Warrants

The New Tranche 3 Warrants will become exercisable if the Company’s equity value reaches $1.5 billion. The New Tranche 3 Warrants are exercisable into an aggregate of up to 514,843 Class A ordinary shares at an initial exercise price of $233.08 per Class A ordinary share.

Cashless Exercise

If and when the Company equity value hurdle applicable to a particular tranche of the New Warrants has been achieved, the New Warrants comprising such tranche may be cashless exercised at any time thereafter. If (i) the Class A ordinary shares are at the time of any exercise of the New Warrants not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, or (ii) at the time of any exercise of the New Warrants there is no effective registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the New Warrants, the Company may, at its option, (1) require the holder thereof to exercise such New Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) as described herein and (2) in the event the Company so elects, the Company shall use its commercially reasonable efforts to register or qualify for sale the Class A ordinary shares issuable upon such exercise under applicable blue sky laws to the extent an exemption is not available.

Duration

The New Warrants have a five year term and will expire at the close of business on December 6, 2028.

Listing

The New Warrants will not be listed on any market or securities exchange.

Anti-Dilution Adjustments

In the event the Company engages in certain dilutive or concentrative transactions, including share dividends, share splits and consolidations and reclassifications, the exercise price and the number of Class A ordinary shares underlying the then-outstanding New Warrants will be proportionately increased or decreased.

Fundamental Transactions

In the event of any “Fundamental Transactions” (as defined in the New Warrant Agreements), generally including (i) any merger or consolidation of the Company with or into another entity, (ii) a sale of all or substantially all of our assets (taken on a consolidated basis), (iii) a tender offer or exchange offer that has been accepted by holders of 50% or more of our outstanding Class A ordinary shares, (iv) a reclassification, reorganization or recapitalization of our Class A ordinary shares, or (v) the Company consummates a transaction pursuant to which a person or group acquires more than 50% of our outstanding Class A ordinary shares, then upon any subsequent exercise of the New Warrants following consummation of the Fundamental Transaction, a holder will have the right to receive, in lieu of the Class A ordinary shares issuable upon such exercise as of immediately prior to such consummation, the amount of securities, cash or other property to which such holder would have been entitled as a holder of Class A ordinary shares upon consummation of the Fundamental Transaction as if the holder had exercised the rights represented by its New Warrants immediately prior thereto. In connection with a Fundamental Transaction, the Company will cause a successor entity to assume in writing all of the obligations of the Company under the New Warrants. However, if upon consummation of a Fundamental Transaction any tranche of the New Warrants has not become exercisable in accordance with the terms of the applicable New Warrant Agreement, then such New Warrants will be automatically canceled without further action required on the part of the Company; provided that, the Company shall promptly give notice following such cancellation by issuing a press release.

No Right as a Shareholder

Except as otherwise provided in the New Warrants or by virtue of such holder’s ownership of Class A ordinary shares, the holders of the New Warrants do not have the rights or privileges of holders of our Class A ordinary shares, including any voting rights, until they properly exercise their New Warrants.

Copies of the New Warrant Agreements are attached hereto as Exhibits 99.5, 99.6 and 99.7, respectively, and are incorporated herein by reference. The foregoing description of the New Warrant Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such exhibits.

New Investor Rights Agreement

In connection with the consummation of the Transactions, on December 6, 2023, the Company entered into an Investor Rights Agreement with the holders of the New Notes, certain holders of Class A ordinary shares that were a party to the Transaction Support Agreement dated September 20, 2023, as amended on November 3, 2023 among the Company, certain of its subsidiaries, certain holders of Convertible Notes and certain holders of the Company’s Class A ordinary shares (the “Transaction Support Agreement”) and several others (the “New Investor Rights Agreement”).

In connection with the Transactions, the Board of Cazoo was reduced to five members, comprised of one existing legacy director and four new directors. The New Investor Rights Agreement provides certain board nomination rights with respect to the members of the Board. Viking Global Investors LP, on behalf of certain funds, accounts and entities (“Viking”) has the right to nominate up to four members of the Board, with such right declining as Viking’s equity ownership decreases. As long as Viking has the right to board representation, Viking will be entitled to proportionate representation on each board committee, subject to a minimum of one member on each committee. Certain funds, accounts and entities managed or advised by Farallon Capital Management, L.L.C. (“Farallon”) has the right to nominate up to two members of the Board, with such right declining as Farallon’s equity ownership decreases. In the event of the resignation, death or removal of a director, the shareholders entitled to designate such director shall be entitled to nominate a new director to fill such vacancy. Further to the foregoing nomination rights, Viking and Farallon have the right to appoint an observer to the Board to attend all meetings of the Board (and any committee thereof) in a non-voting capacity and receive all notices and written documents and materials provided to the Board, subject to certain customary confidentiality obligations. In addition, the board of directors in existence prior to the consummation of the Transactions nominated one director, who was assigned to the class of directors that is subject to reelection in the third annual general meeting following the closing date of the Transactions. In the event such director resigns during his or her initial term, he or she will have the right to designate his or her successor. Such director may not be removed by the shareholders without cause prior to the third annual general meeting of the Company following the closing date of the Transactions.

The New Investor Rights Agreement also provides certain shareholders of the Company, including Alex Chesterman and affiliates of Daniel Och, with certain tag-along and preemptive rights. The tag-along rights provide that such holders will have customary tag-along rights with respect to any transfer of at least 50% of the Class A ordinary shares of the Company. The preemptive rights entitle such holders to subscribe to a pro rata portion of future issuances of equity securities of the Company made in exchange for cash, subject to customary exceptions.

A copy of the New Investor Rights Agreement is attached hereto as Exhibit 99.8 and is incorporated herein by reference. The foregoing description of the New Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such exhibit.

New Registration Rights Agreement

On December 6, 2023, the Company, the holders of the New Notes and certain of the Company’s existing equity holders who were party to the existing Investor Rights Agreement dated August 26, 2021, entered into a registration rights agreement (the “New Registration Rights Agreement”). The New Registration Rights Agreement provides that the Company shall file with the Securities Exchange Commission (the “SEC”) a resale shelf registration statement registering the public resale of the New Shares held by the holders of the New Notes. The New Registration Rights Agreement also provides for customary piggyback registration rights and underwritten shelf takedowns by the holders of New Notes, and provides that the Company’s existing resale shelf registration statement will remain outstanding for a specified period of time. The New Registration Rights Agreement provides that the Company will pay certain expenses relating to any registration and related offering, subject to customary exceptions, and will indemnify the holders of securities registrable pursuant to the New Registration Rights Agreement against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

A copy of the New Registration Rights Agreement is attached hereto as Exhibit 99.9 and is incorporated herein by reference. The foregoing description of the New Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such exhibit.

New Board

Upon closing of the Transactions and pursuant to the terms of the Transaction Support Agreement, the size of the Company’s Board of Directors (the “Board”) was reduced from eight to five members. In connection with the closing of the Transactions, each of Alex Chesterman, Paul Whitehead, Paul Woolf, Moni Mannings, Duncan Tatton-Brown, Luciana Berger and Daniel Och submitted letters of resignation and ceased to be directors of the Board. Mary Reilly, the nominee of the legacy Board to the new Board, was reappointed as a director. Pursuant to the terms of the Transaction Support Agreement, each of Tim Isaacs, Alan J. Carr, Andrew Herd and Nicholas Pike were appointed to the Board as directors.

After giving effect to such resignations and appointments, the Board consists of the following individuals:

Name	Class
Tim Isaacs	Class II Director
Alan J. Carr	Class II Director
Andrew Herd	Class I Director
Nicholas Pike	Class III Director
Mary Reilly	Class II Director

At the Company’s 2024 annual general meeting, the term of office of the Class III directors will expire and the Class III directors will be up for re-election for a full term of three years. At the Company’s 2025 annual general meeting, the term of office of the Class I directors will expire and Class I directors will be up for re-election for a full term of three years. At the Company’s 2026 annual general meeting, the term of office of the Class II directors will expire and Class II directors will be up for re-election for a full term of three years.

Set forth below is biographical information regarding the Board:

Tim Isaacs joined the board on December 6, 2023, as Non-executive Director and Board Chair. A fellow of the Institution of Chartered Accountants qualifying with Arthur Andersen, Mr. Isaacs’ background combines professional services experience with equity fund management investment experience, as well as operational experience gained in telco services growth companies. Mr. Isaacs has supported and led numerous companies going through periods of change across sectors including retail, healthcare, business services and industrials in board, executive and non-executive capacities. Mr. Isaacs graduated in economics from The London School of Economics and is a trustee of Norwood, a charity which each year supports more than 2,500 people with learning disabilities, autism, and children and families in crisis.

Alan J. Carr joined the board on December 6, 2023, as Non-executive Director. Mr. Carr currently serves as the Managing Member and Chief Executive Officer of Drivetrain, LLC, an independent fiduciary services firm, a position he has held since September 2013. From 2003 to 2013, Mr. Carr was Managing Director at Strategic Value Partners, a global investment firm focused on distressed debt and private equity opportunities where he worked in the US and across Europe. Mr. Carr started his career as corporate attorney, primarily at Skadden in New York. Mr. Carr has served and does currently serve on public and private company boards of directors in various jurisdictions around the world and in various industries. Mr. Carr currently serves as a director for the following public companies: Unit Corporation since September 2020, and NewLake Capital Partners since August 2019. He previously served on the board of directors for the following public companies: Atlas Iron Limited, TEAC Corporation, Tidewater Inc., Midstates Petroleum Company, Inc., Verso Corporation, McDermott International, Inc., Sears Holding Corporation, Basic Energy Services, Inc., Qualtek Services Inc., M3-Brigade Acquisition III Corporation and Enjoy Technology Inc. and has served on all statutory committees of those companies. Mr. Carr received a B.A. in Economics and Sociology from Brandeis University and a J.D. from Tulane Law School.

Andrew Herd joined the board on December 6, 2023, as a Non-executive Director. Mr. Herd is the principal of Lancashire Court Capital Limited, a consulting and investment company. Previously, he spent many years as an investment banker, with Morgan Grenfell, Paribas Capital Markets and SG Hambros, before becoming a portfolio director and investor. His current roles include being Chair of VGC Developments Limited (a leisure and gaming business) and a Non-executive Director of Nexus Group Holdings Limited (a property, investment and publishing group) and UTB Partners plc (a bank). He was previously a Non-executive Director and Audit Committee Chair at Noble Group Holdings Limited, a large commodity trading business, during its financial restructuring. Mr. Herd graduated in law from Cambridge University and is a chartered accountant.

Nicholas Pike joined the board on December 6, 2023, as a Non-executive Director. Mr. Pike is a solicitor by profession and was a partner in DLA Piper, Gowling WLG and Pinsent Masons LLP’s London offices where he led a section of the Finance team. He retired from legal practice in 2020 and founded a management consultancy, specializing in board appointments to assist with governance and strategy. Since then, he has advised a number of businesses in the UK and around the world, including Cineworld, Savile Row tailor Gieves and Hawkes and Wittur International GmBH. Mr. Pike holds a bachelor’s degree in law from the University of Bristol and is a Fellow and Council Member of the Association of Business Recovery Professionals as well as a member of the Law Society of England and Wales.

Mary Reilly has served as a Director since February 2023. Ms. Reilly is also a board member and Audit Chair of companies including MITIE Plc, Essentra Plc and Mar Holdco Sarl. She is also a non-executive director at Gemfields plc. Previously Ms. Reilly was a non-executive Director and Audit Chair at several companies including Travelzoo Inc, Ferrexpo Plc, Cape Plc and a main Board Director of the Department of Transport. Ms. Reilly was a partner at Deloitte LLP (and predecessor firms) – where she specialized in manufacturing, luxury retail and business services – for over 25 years until she retired in 2013. Ms. Reilly has a degree in history from University College London and is a Fellow of the Institute of Chartered Accountants of England and Wales and a Fellow of University College London.

Risk Factors and Forward-Looking Information

The Company is filing updated risk factors and forward-looking information describing the risks and uncertainties that may affect the Company and the market price of its ordinary shares. The updated risk factors and forward-looking information are filed herewith as Exhibit 99.10 and Exhibit 99.11, respectively and are incorporated herein by reference.

EXHIBITS

Exhibit Number	Exhibit Description
99.1	Press release, dated December 7, 2023 – Cazoo Announces Completion of Debt Restructuring and Related Transactions on December 6, 2023
99.2	Indenture dated as of December 6, 2023 by and among Cazoo Group Ltd, the guarantors named therein (the “Guarantors”), U.S. Bank Trust Company, National Association, as trustee, paying agent, transfer agent and notes registrar and GLAS Trust Corporation Limited as security agent
99.3	Form of 4.00%/2.00% Cash/Payment-In-Kind Toggle Senior Secured Notes due 2027 (included in Exhibit 99.2)
99.4	Amended and Restated Articles of Association of Cazoo Group Ltd and Notice of Amendment
99.5	Warrant Agency Agreement dated as of December 6, 2023 by and between Cazoo Group Ltd and Equiniti Trust Company, LLC as warrant agent in respect of the New Tranche 1 Warrants
99.6	Warrant Agency Agreement dated as of December 6, 2023 by and between Cazoo Group Ltd and Equiniti Trust Company, LLC as warrant agent in respect of the New Tranche 2 Warrants
99.7	Warrant Agency Agreement dated as of December 6, 2023 by and between Cazoo Group Ltd and Equiniti Trust Company, LLC as warrant agent in respect of the New Tranche 3 Warrants
99.8	Investor Rights Agreement dated as of December 6, 2023 by and among Cazoo Group Ltd and the holders of the Class A ordinary shares named therein
99.9	Registration Rights Agreement dated as of December 6, 2023 by and among Cazoo Group Ltd and the holders of the Class A ordinary shares named therein
99.10	Updated Risk Factors
99.11	Forward-Looking Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: December 7, 2023	By:	/s/ Paul Woolf
Paul Woolf
Chief Financial Officer